

Mail Stop 3561

November 7, 2016

David Briskie
Chief Financial Officer
Youngevity International, Inc.
2400 Boswell Road
Chula Vista, CA 91914

>   **Re: Youngevity International, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Response Dated October 12, 2016**
>   **File No. 0-54900**

Dear Mr. Briskie:

We have reviewed your October 12, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 1. Basis of Presentation and Description of Business

Goodwill, page 60

1. We have read your response to comment 1. Tell us the percentage by which the fair value of your commercial coffee reporting unit exceeded its carrying value as of December 31, 2015. Further, if this reporting unit was at risk of failing step one of the impairment test (i.e. if the fair value of the reporting unit was not substantially in excess of the carrying value), then revise your goodwill critical accounting policy to disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 8. Stockholders' Equity

Warrant Modification Agreements, page 81

2. We have read your response to comment 2. Tell us your accounting basis that you relied on when you reclassified the derivative liability to additional paid in capital as opposed to earnings.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, if you have questions regarding these comments. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products